VIA EDGAR

October 11, 2012

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 Response Dated September 7, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

Xueda Education Group (the “Company”) confirms receipt of the comment letter from the Securities and Exchange Commission (the “Commission”), dated October 3, 2012 (the “Comment Letter”), that pertains to the Company’s response letter, dated September 7, 2012, to the Commission’s comments on the Company’s Form 20-F for fiscal year 2011.  Due to the number and complexity of the comments received, the Company respectfully requests an extension to the deadline for its response.  The Company expects to provide its response to the Comment Letter no later than October 26, 2012.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 214-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Junfeng Gao
Junfeng Gao
Chief Financial Officer

Cc:	Leiming Chen
Simpson Thacher & Bartlett LLP